SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A5

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Soligenix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

834223307
(CUSIP Number)

Marino Zigrossi

Managing Director

Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 337,998
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 337,998
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,998
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 44,488 shares of Common Stock issuable upon exercise of the 2012 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

2

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 329,217
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 329,217
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,217
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

3

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Leadiant Biosciences, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,707
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,707
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,707
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

4

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 329,217
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 329,217
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,217
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

5

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 329,217
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 329,217
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,217
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

6

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 329,217
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 329,217
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,217
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

7

CUSIP No. 834223307
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 329,217
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 329,217
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,217
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

8

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 5 by (i) Paolo Cavazza, an Italian citizen, (ii) Essetifin S.p.A., an Italian corporation formerly known as Sigma Tau Finanziaria S.p.A. (“Essetifin”), (iii) Leadiant Biosciences, Inc., a Nevada corporation formerly known as Sigma-Tau Pharmaceuticals, Inc. (“LBI”), (iv) Enrico Cavazza, an Italian citizen, (v) Francesca Cavazza, an Italian citizen, (vi) Silvia Cavazza, an Italian citizen, and (vii) Martina Cavazza Preta, an Italian citizen (together with Paolo Cavazza, Essetifin, LBI, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”) amends the Schedule 13D filed with the SEC on February 20, 2009, as amended by Amendment No. 1 filed with the SEC on October 2, 2009, Amendment No. 2 filed with the SEC on June 28, 2010, Amendment No. 3 filed with the SEC on January 2, 2013, and Amendment No. 4 filed with the SEC on May 16, 2013 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of Soligenix, Inc. (formerly known as DOR BioPharma, Inc.), a Delaware corporation (the “Issuer”), whose principal offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540.

This Amendment No. 5 is being filed to reflect: (i) the transfer and sale of 271,140 shares of Common Stock from LBI to its indirect parent Essetifin; (ii) the transfer and sale of 5,954 shares of Common Stock from Paolo Cavazza to Essetifin; (iii) the transfer and sale of 16,416 shares of Common Stock from Sinaf S.A., a Luxembourg corporation (“Sinaf”), to Essetifin; (iv) that Sigma Tau International S.A., a Luxembourg corporation (“Sigma Tau International”), was merged with and into Essetifin and is no longer a separate entity; (v) that Sigma Tau America S.A., a Luxembourg corporation (“Sigma Tau America”), was merged with and into Essetifin and is no longer a separate entity; and (vi) the ownership interests in the shares of Common Stock held by Essetifin of each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta. All share numbers included herein reflect a 1-for-10 reverse stock split by the Issuer effective October 7, 2016.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Essetifin, LBI, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta. Paolo Cavazza directly and indirectly owns 40% of Essetifin. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta directly and indirectly owns 15% of Essetifin. LBI is a wholly-owned indirect subsidiary of Essetifin.

Each of Sigma Tau International and Sigma Tau America are no longer Reporting Parties.

The business address of Essetifin is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Essetifin is an investment holding company with recognized experience in the rare diseases sector.

The business address of LBI is 9841 Washingtonian Boulevard, Suite 500, Gaithersburg, Maryland 20878. LBI is a pharmaceuticals company engaged in the global development and commercialization of pharmaceuticals for patients with rare diseases.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, controlling Essetifin and LBI are set forth on Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last 5 years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

9

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Effective May 5, 2016, Sigma Tau Finanziaria S.p.A. changed its name to Essetifin.

Effective February 15, 2017, Sigma-Tau Pharmaceuticals, Inc. changed its name to LBI.

On November 29, 2017, (i) Essetifin and LBI entered into a Stock Purchase Agreement (the “LBI Purchase Agreement”), pursuant to which LBI transferred and sold 271,140 shares of Common Stock to Essetifin, in exchange for an aggregate of $574,816.80 (the “LBI Sale”); (ii) Essetifin and Paolo Cavazza entered into a Stock Purchase Agreement (the “Cavazza Purchase Agreement”), pursuant to which Paolo Cavazza transferred and sold 5,954 shares of Common Stock to Essetifin, in exchange for an aggregate of $12,622.48 (the “Cavazza Sale”); and (iii) Essetifin and Sinaf entered into a Stock Purchase Agreement (the “Sinaf Purchase Agreement” and, together with LBI Purchase Agreement and the Cavazza Purchase Agreement, the “Purchase Agreements”), pursuant to which Sinaf transferred and sold 16,416 shares of Common Stock to Essetifin, in exchange for an aggregate of $34,801.92 (the “Sinaf Sale” and, together with the LBI Sale and the Cavazza Sale, the “Sales”). The Purchase Agreements were entered into, and the Sales were effected, in connection with an internal reorganization at Essetifin. The purchase price for the Common Stock was paid from Essetifin’s working capital.

Accordingly, as of November 29, 2017 and after giving effect to the Sales, LBI and Sinaf no longer hold any Common Stock and Paolo Cavazza no longer holds any Common Stock directly. LBI continues to hold the Pharmaceuticals 2012 Warrant and Sinaf continues to hold the Sinaf 2012 Warrant.

As indicated above, each of Sigma Tau International and Sigma Tau America have been merged with and into Essetifin. Dispositive power over the shares of Common Stock owned by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta disclaims beneficial ownership of all shares of common stock held by Essetifin except to the extent of any pecuniary interest therein.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The Purchase Agreements were entered into, and the Sales were effected in connection with, an internal reorganization at Essetifin. As a result of the Sales, Essetifin directly owns 293,510 shares of Common Stock.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       As of November 29, 2017, Paolo Cavazza is the beneficial owner of 337,998 shares of Common Stock, representing 3.9% of the Issuer’s outstanding Common Stock, based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 44,488 shares of Common Stock issuable upon exercise of the 2012 Warrants. This reflects 8,781 shares of Common Stock issuable upon exercise of the Sinaf 2012 Warrant. Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A., which is owned indirectly by Paolo Cavazza and members of his family.

As of November 29, 2017, Essetifin is the beneficial owner of 329,217 shares of Common Stock, representing 3.8% of the Issuer’s outstanding Common Stock, based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant.

In connection with an internal reorganization, Sigma Tau International and Sigma Tau America were merged with and into Essetifin.

As of November 29, 2017, LBI is the beneficial owner of 35,707 shares of Common Stock, representing 0.4% of the Issuer’s outstanding Common Stock, based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant.

10

As of November 29, 2017, each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta is the beneficial owner of 329,217 shares of Common Stock, representing 3.8% of the Issuer’s outstanding Common Stock, based on 8,730,640 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 6, 2017, plus 35,707 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant.

(b)       The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 337,998. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 337,998.

The number of shares of Common Stock as to which Essetifin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Essetifin shares the power to vote or direct the vote is 329,217. The number of shares of Common Stock as to which Essetifin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Essetifin shares the power to dispose or direct the disposition is 329,217.

Each of Sigma Tau International and Sigma Tau America has been dissolved.

The number of shares of Common Stock as to which LBI has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which LBI shares the power to vote or direct the vote is 35,707. The number of shares of Common Stock as to which LBI has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which LBI shares the power to dispose or direct the disposition is 35,707. This reflects the shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant.

The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to vote or direct the vote is 329,217. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to dispose or direct the disposition is 329,217.

(c)       See Items 3 and 4 above.

(d)       N/A.

(e)       On October 31, 2017, due to the issuance of additional shares of Common Stock by the Issuer, as described in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock and, accordingly, this is the last Schedule 13D filing for the Reporting Persons.

11

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Leadiant Biosciences, Inc., dated as of November 29, 2017

B.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Paolo Cavazza, dated as of November 29, 2017

C.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Sinaf S.A., dated as of November 29, 2017

D.	Joint Filing Agreement

E.	Power of Attorney, dated as of December 20, 2012, granted by Mr. Paolo Cavazza in favor of Messrs. Fabio Poma and Nicola Wullschleger[1]

F.	Power of Attorney, dated September 8, 2017, granted by Mr. Michael Minarich, CEO of Leadiant Biosciences, Inc., in favor of Messrs. Marino Zigrossi and Lorenza Laureti

G.	Form of Letter of Intent dated November 26, 2008[2]

H.	Form of Common Stock Purchase Agreement dated as of February 11, 2009[3]

I.	Form of September 2009 Securities Purchase Agreement[4]

J.	Form of June 2010 Securities Purchase Agreement[5]

K.	Form of Pharmaceuticals 2012 Warrant[6]

L.	Form of Sinaf 2012 Warrant[7]

[1]	Incorporated by reference to the Reporting Person’s Form 4 filed with the SEC on December 21, 2012.
[2]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2008.
[3]	Incorporated by reference to Exhibit 10.44 to the Issuer’s Registration Statement on Form S-1 (333-157322) filed with the SEC on February 13, 2009.
[4]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.
[5]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.
[6]	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.
[7]	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: November 30, 2017	PAOLA CAVAZZA

	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: November 30, 2017	ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Leadiant Biosciences, Inc. is true, complete and correct.

Date: November 30, 2017	LEADIANT BIOSCIENCES, INC.

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: November 30, 2017	ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

13

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: November 30, 2017	FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: November 30, 2017	SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: November 30, 2017	MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

14

SCHEDULE A

Essetifin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than E. Cavazza, S. Cavazza, F. Cavazza, M. Cavazza Preta, Martinetti and Tugnoli) of Essetifin S.p.A. are set forth below:

1.	(a) Mario Artali, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) President of Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Marino Zigrossi, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Mr. Mario Artali and Mr. Marino Zigrossi) of Essetifin S.p.A. are set forth below:

1.	(a) Enrico Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Silvia Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

3.	(a) Francesca Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

4.	(a) Martina Cavazza Preta, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

5.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

6.	(a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Essetifin S.p.A. (other than E. Cavazza, S. Cavazza, F. Cavazza and M. Cavazza Preta) are set forth below:

1.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland, (c) entrepreneur, Essetifin S.p.A. and Aptafin SpA, and (d) Italian. Paolo Cavazza, directly and indirectly, owns approximately 40% of Essetifin S.p.A.

15

Leadiant Biosciences, Inc.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Leadiant Biosciences, Inc. are set forth below:

1.	(a) Marco Maria Brughera, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) CEO of Leadiant Biosciences S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Michael Ford, (b) Amberley House, Peascod Street, Windsor, Berkshire SL4 1DN – United Kingdom, (c) consultant and (d) English.

3.	(a) Lorenza Laureti, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) General Counsel at Leadiant Biosciences S.p.A.,Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

4.	(a) Michael Minarich, (b) 9841 Washington Blvd., Suite 500, Gaithersburg, MD, 20878, (c) Chief Executive Officer and Director of Leadiant Biosciences, Inc. located at 9841 Washington Blvd., Suite 500, Gaithersburg, MD, 20878, and (d) American.

5.	(a) Gianfranco Fornasini, (b) 9841 Washington Blvd., Suite 500, Gaithersburg, MD, 20878, (c) SVP Scientific Affairs and Director of Leadiant Biosciences, Inc. located at 9841 Washington Blvd., Suite 500, Gaithersburg, MD, 20878, and (d) American.

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EXHIBIT INDEX

A.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Leadiant Biosciences, Inc., dated as of November 29, 2017

B.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Paolo Cavazza, dated as of November 29, 2017

C.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Sinaf S.A., dated as of November 29, 2017

D.	Joint Filing Agreement

E.	Power of Attorney, dated as of December 20, 2012, granted by Mr. Paolo Cavazza in favor of Messrs. Fabio Poma and Nicola Wullschleger[8]

F.	Power of Attorney, dated September 8, 2017, granted by Mr. Michael Minarich, CEO of Leadiant Biosciences, Inc., in favor of Messrs. Marino Zigrossi and Lorenza Laureti

G.	Form of Letter of Intent dated November 26, 2008[9]

H.	Form of Common Stock Purchase Agreement dated as of February 11, 2009[10]

I.	Form of September 2009 Securities Purchase Agreement[11]

J.	Form of June 2010 Securities Purchase Agreement[12]

K.	Form of Pharmaceuticals 2012 Warrant[13]

L.	Form of Sinaf 2012 Warrant[14]

[8]	Incorporated by reference to the Reporting Person’s Form 4 filed with the SEC on December 21, 2012.
[9]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2008.
[10]	Incorporated by reference to Exhibit 10.44 to the Issuer’s Registration Statement on Form S-1 (333-157322) filed with the SEC on February 13, 2009.
[11]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.
[12]	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.
[13]	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.
[14]	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

17

EXHIBIT A

Stock PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of November 29, 2017, is made by and between (i) Essetifin S.p.A., an Italian entity (the “Purchaser”), and (ii) Leadiant Biosciences, Inc., a Nevada entity (the “Seller”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, as of the date hereof, the Seller owns an aggregate of 271,140 shares of common stock, $ 0.001 par value per share (the “Shares”), of Soligenix, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Purchaser has agreed to purchase, and the Seller has agreed to sell, subject to the terms and conditions of this Agreement, the Shares; and

WHEREAS, the Purchaser and the Seller desire to set forth certain agreements herein.

NOW THEREFORE, in consideration of the premises and the representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I - DEFINITIONS

Section 1.01 As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Bylaws” shall mean the Bylaws of Soligenix, Inc.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Entity” means (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any arbitral tribunal; and (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge, claim, option, restriction, or other lien (whether arising by contract or by operation of law).

“Shares” shall have the meaning set forth in the recitals hereto.

“Person” or “person” shall mean an individual, corporation, association, partnership, trust, joint venture, business trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

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“Seller” shall have the meaning set forth in the preamble hereto.

“Transactions” shall mean the transactions contemplated by this Agreement.

Section 1.02 General Interpretative Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole and references in this Agreement to articles or sections refer to articles or sections of this Agreement.

Article II - PURCHASE AND SALE OF THE SHARES

Section 2.01 Purchase and Sale of the Shares. Subject to all of the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, on the Closing Date, the Seller hereby sells, transfers, and delivers to the Purchaser, and the Purchaser hereby takes delivery of, the Shares for an aggregate purchase price therefor of 574,816.8 Dollars (USD Five Hundred Seventy-Four Thousand Eight Hundred Sixteen Point Eight) (the “Purchase Price”).

Section 2.02 Closing; Closing Deliveries. At the closing of the Transactions (the “Closing”), and subject to the terms hereof, which Closing shall take place remotely via the electronic exchange of documents, or via such other means as the Seller and the Purchaser shall mutually select, the Seller shall deliver to the Purchaser, a duly executed transfer of ownership form with respect to the Shares being purchased by the Purchaser from the Seller and all other documents, instruments or certificates required to reflect the change in ownership of the Shares. Effective as of the Closing, the Purchaser shall succeed to all of the rights and obligations of a stockholder with respect to the Shares. The Closing shall take place on the date hereof (the “Closing Date”).

Article III - REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that:

(a)       Existence. The Seller is a nevada duly incorporated, validly existing, and in good standing under the laws of Nevada.

(b)       Authorization. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Seller of this Agreement and the performance by the Seller of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Seller.

(c)       Ownership of Shares. The Seller is the sole owner of the Shares free and clear of any Lien (including any restriction on the right to vote, sell, or otherwise dispose of the Shares other than as set forth in the Bylaws). The Seller is transferring and delivering to the Purchaser valid title to the Shares free and clear of any Lien (other than as set forth in the Bylaws and restrictions imposed by federal securities laws and state securities laws).

Section 3.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller that:

(a)       Existence. The Purchaser is an Italian entity duly formed, validly existing, and in good standing under the laws of Italy.

(b)       Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Purchaser.

(c)       Investment Intent. The Purchaser is purchasing the Shares for investment for the Purchaser’s own account only and not with a view towards, or resale in connection with, any distribution thereof within the meaning of the Securities Act.

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(d)       Accredited Investor. The Purchaser is aware of the Company’s business affairs and financial condition and has sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Except for the representations and warranties expressly set forth in Section 3.01, the Purchaser acknowledges that the Seller makes no other representations and warranties, including, but not limited to, any representations or warranties about the Company’s business, prospects, financial condition, or otherwise. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

Article IV - MISCELLANEOUS

Section 4.01 Notices. All notices and other communications hereunder shall be made in writing and shall be deemed to have been duly given, if delivered personally, by facsimile, or sent by overnight courier as follows:

(a)	If to the Purchaser, to:

Essetifin S.p.A.

Via Sudafrica 20 - 00144

Rome, Italy

Attention: legal representative

(b)	If to the Seller, to:

Leadiant Biosciences, Inc.

9841 Washingtonian Blvd, Suite 500

Gaithersburg MD

Attention: legal representative

All notices shall be effective when received.

Section 4.02 Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement and the documents described herein or therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the Transactions, and, in the case of this Agreement, other than as set forth in Section 4.06, are not intended to, and shall not confer upon, any Person other than the parties hereto any rights or remedies hereunder. Any provision of this Agreement may be amended or modified, in whole or in part, at any time by an agreement in writing executed by each of the parties hereto.

Section 4.03 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

Section 4.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to the principles of conflicts or choice of laws.

Section 4.05 Expenses. Each party hereto shall bear its own costs and expenses (including any brokers’ or attorneys’ fees) incurred in connection with this Agreement.

Section 4.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

Section 4.07 Remedies; Waiver. To the extent permitted by applicable law, all rights and remedies existing under this Agreement are cumulative to, and are exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party hereto to exercise, or delay in exercising, any right hereunder shall be deemed to be a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise thereof or the exercise of any other right.

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Section 4.08 Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. In the event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof.

Section 4.09 Further Assurances. Each of the parties hereto agrees to use commercially reasonable efforts to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Transactions. Each party hereto shall execute and deliver such further certificates, agreements, and other documents and take such other actions as the other party hereto may reasonably request to consummate or implement the Transactions or evidence such events or matters.

Section 4.10 Headings. The headings of the articles and sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

PURCHASER: ESSETIFIN S.p.A.
By:	/s/ Marino Zigrossi
Name:	Marino Zigrossi
Title:	Managing Director

SELLER: LEADIANT BIOSCIENCES, INC.

By:	/s/ Michael Minarich
Name:	Michael Minarich
Title:	CEO

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exhibit b

Stock PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of November 29, 2017, is made by and between (i) Essetifin S.p.A., an Italian entity (the “Purchaser”), and (ii) Mr. Paolo Cavazza, born in Bologna (Italy) on December 3, 1945 and residing in Lugano (Switzerland) entity (the “Seller”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, as of the date hereof, the Seller beneficially owns an aggregate of 5,954 shares of common stock, $0.001 par value per share (the “Shares”), of Soligenix, Inc., a Delaware corporation (the “Company”), which are currently held through an account at EFG Bank SA;

WHEREAS, the Purchaser has agreed to purchase, and the Seller has agreed to sell, subject to the terms and conditions of this Agreement, the Shares; and

WHEREAS, the Purchaser and the Seller desire to set forth certain agreements herein.

NOW THEREFORE, in consideration of the premises and the representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article V - DEFINITIONS

Section 5.01 As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Bylaws” shall mean the Bylaws of Soligenix, Inc.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Entity” means (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any arbitral tribunal; and (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge, claim, option, restriction, or other lien (whether arising by contract or by operation of law).

“Shares” shall have the meaning set forth in the recitals hereto.

“Person” or “person” shall mean an individual, corporation, association, partnership, trust, joint venture, business trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble hereto.

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“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble hereto.

“Transactions” shall mean the transactions contemplated by this Agreement.

Section 5.02 General Interpretative Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole and references in this Agreement to articles or sections refer to articles or sections of this Agreement.

Article VI - PURCHASE AND SALE OF THE SHARES

Section 6.01 Purchase and Sale of the Shares. Subject to all of the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, on the Closing Date, the Seller hereby sells, transfers, and delivers to the Purchaser, and the Purchaser hereby takes delivery of, the Shares for an aggregate purchase price therefor of 12,622.48 Dollars (USD Twelve Thousand Six Hundred Twenty-Two Point Forty Eight) (the “Purchase Price”).

Section 6.02 Closing; Closing Deliveries. At the closing of the Transactions (the “Closing”), and subject to the terms hereof, which Closing shall take place remotely via the electronic exchange of documents, or via such other means as the Seller and the Purchaser shall mutually select, the Seller shall deliver to the Purchaser, all the documents, instruments or certificates required to reflect the change in ownership of the Shares. Effective as of the Closing, the Purchaser shall succeed to all of the rights and obligations of a stockholder with respect to the Shares. The Closing shall take place on the date hereof (the “Closing Date”).

Article VII - REPRESENTATIONS AND WARRANTIES

Section 7.01 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that:

(a)       Existence. The Seller is an individual.

(b)       Authorization. The Seller has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. The execution and delivery by the Seller of this Agreement and the performance by the Seller of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Seller.

(c)       Ownership of Shares. The Seller is the sole beneficial owner of the Shares free and clear of any Lien (including any restriction on the right to vote, sell, or otherwise dispose of the Shares other than as set forth in the Bylaws). The Seller is transferring and delivering to the Purchaser valid title to the Shares free and clear of any Lien (other than as set forth in the Bylaws and restrictions imposed by federal securities laws and state securities laws).

Section 7.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller that:

(a)       Existence. The Purchaser is an Italian entity duly formed, validly existing, and in good standing under the laws of Italy.

(b)       Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Purchaser.

(c)       Investment Intent. The Purchaser is purchasing the Shares for investment for the Purchaser’s own account only and not with a view towards, or resale in connection with, any distribution thereof within the meaning of the Securities Act.

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(d)       Accredited Investor. The Purchaser is aware of the Company’s business affairs and financial condition and has sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Except for the representations and warranties expressly set forth in Section 3.01, the Purchaser acknowledges that the Seller makes no other representations and warranties, including, but not limited to, any representations or warranties about the Company’s business, prospects, financial condition, or otherwise. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

Article VIII - MISCELLANEOUS

Section 8.01 Notices. All notices and other communications hereunder shall be made in writing and shall be deemed to have been duly given, if delivered personally, by facsimile, or sent by overnight courier as follows:

(a)	If to the Purchaser, to:

Essetifin S.p.A.

Via Sudafrica 20 - 00144

Rome, Italy

Attention: legal representative

(b)	If to the Seller, to:

Mr. Paolo Cavazza

Via Tesserete 10

Lugano, Switzerland

All notices shall be effective when received.

Section 8.02 Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement and the documents described herein or therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the Transactions, and, in the case of this Agreement, other than as set forth in Section 4.06, are not intended to, and shall not confer upon, any Person other than the parties hereto any rights or remedies hereunder. Any provision of this Agreement may be amended or modified, in whole or in part, at any time by an agreement in writing executed by each of the parties hereto.

Section 8.03 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

Section 8.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to the principles of conflicts or choice of laws.

Section 8.05 Expenses. Each party hereto shall bear its own costs and expenses (including any brokers’ or attorneys’ fees) incurred in connection with this Agreement.

Section 8.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

Section 8.07 Remedies; Waiver. To the extent permitted by applicable law, all rights and remedies existing under this Agreement are cumulative to, and are exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party hereto to exercise, or delay in exercising, any right hereunder shall be deemed to be a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise thereof or the exercise of any other right.

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Section 8.08 Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. In the event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof.

Section 8.09 Further Assurances. Each of the parties hereto agrees to use commercially reasonable efforts to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Transactions. Each party hereto shall execute and deliver such further certificates, agreements, and other documents and take such other actions as the other party hereto may reasonably request to consummate or implement the Transactions or evidence such events or matters.

Section 8.10 Headings. The headings of the articles and sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

PURCHASER: ESSETIFIN S.p.A.

By:	/s/ Marino Zigrossi
Name:	Marino Zigrossi
Title:	Managing Director

SELLER:

/s/ Paolo Cavazza
paolo cavazza

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EXHIBIT C

Stock PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of November 29, 2017, is made by and between (i) Essetifin S.p.A., an Italian entity (the “Purchaser”), and (ii) Sinaf S.A., a Luxembourg entity (the “Seller”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, as of the date hereof, the Seller beneficially owns an aggregate of 16,416 shares of common stock, $ 0.001 par value per share (the “Shares”), of Soligenix, Inc., a Delaware corporation (the “Company”), 1,781 of which are currently held through an account at EFG Bank SA and 14,635 of which are held in book-entry form by the transfer agent for the Company;

WHEREAS, the Purchaser has agreed to purchase, and the Seller has agreed to sell, subject to the terms and conditions of this Agreement, the Shares; and

WHEREAS, the Purchaser and the Seller desire to set forth certain agreements herein.

NOW THEREFORE, in consideration of the premises and the representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I - DEFINITIONS

Section 1.01 As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Bylaws” shall mean the Bylaws of Soligenix, Inc.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Entity” means (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any arbitral tribunal; and (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge, claim, option, restriction, or other lien (whether arising by contract or by operation of law).

“Shares” shall have the meaning set forth in the recitals hereto.

“Person” or “person” shall mean an individual, corporation, association, partnership, trust, joint venture, business trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble hereto.

“Transactions” shall mean the transactions contemplated by this Agreement.

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Section 1.02 General Interpretative Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole and references in this Agreement to articles or sections refer to articles or sections of this Agreement.

Article II - PURCHASE AND SALE OF THE SHARES

Section 2.01 Purchase and Sale of the Shares. Subject to all of the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, on the Closing Date, the Seller hereby sells, transfers, and delivers to the Purchaser, and the Purchaser hereby takes delivery of, the Shares for an aggregate purchase price therefor of 34,801.92 Dollars (USD Thirty-Four Thousand Eight Hundred One Point Ninety Two) (the “Purchase Price”).

Section 2.02 Closing; Closing Deliveries. At the closing of the Transactions (the “Closing”), and subject to the terms hereof, which Closing shall take place remotely via the electronic exchange of documents, or via such other means as the Seller and the Purchaser shall mutually select, the Seller shall deliver to the Purchaser, a duly executed stock power with respect to the Shares being purchased by the Purchaser from the Seller and all other documents, instruments or certificates required to reflect the change in ownership of the Shares. Effective as of the Closing, the Purchaser shall succeed to all of the rights and obligations of a stockholder with respect to the Shares. The Closing shall take place on the date hereof (the “Closing Date”).

Article III - REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that:

(a)       Existence. The Seller is a Luxembourg duly incorporated, validly existing, and in good standing under the laws of Luxembourg.

(b)       Authorization. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Seller of this Agreement and the performance by the Seller of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Seller.

(c)       Ownership of Shares. The Seller is the sole owner of the Shares free and clear of any Lien (including any restriction on the right to vote, sell, or otherwise dispose of the Shares other than as set forth in the Bylaws). The Seller is transferring and delivering to the Purchaser valid title to the Shares free and clear of any Lien (other than as set forth in the Bylaws and restrictions imposed by federal securities laws and state securities laws).

Section 3.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller that:

(a)       Existence. The Purchaser is an Italian entity duly formed, validly existing, and in good standing under the laws of Italy.

(b)       Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Purchaser.

(c)       Investment Intent. The Purchaser is purchasing the Shares for investment for the Purchaser’s own account only and not with a view towards, or resale in connection with, any distribution thereof within the meaning of the Securities Act.

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(d)       Accredited Investor. The Purchaser is aware of the Company’s business affairs and financial condition and has sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Except for the representations and warranties expressly set forth in Section 3.01, the Purchaser acknowledges that the Seller makes no other representations and warranties, including, but not limited to, any representations or warranties about the Company’s business, prospects, financial condition, or otherwise. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

Article IV - MISCELLANEOUS

Section 4.01 Notices. All notices and other communications hereunder shall be made in writing and shall be deemed to have been duly given, if delivered personally, by facsimile, or sent by overnight courier as follows:

(a)	If to the Purchaser, to:

Essetifin S.p.A.

Via Sudafrica 20 - 00144

Rome, Italy

Attention: legal representative

(b)	If to the Seller, to:

Sinaf S.A.

26, Boulevard Royal

L-2449 Luxembourg

Attention: legal representative

All notices shall be effective when received.

Section 4.02 Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement and the documents described herein or therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the Transactions, and, in the case of this Agreement, other than as set forth in Section 4.06, are not intended to, and shall not confer upon, any Person other than the parties hereto any rights or remedies hereunder. Any provision of this Agreement may be amended or modified, in whole or in part, at any time by an agreement in writing executed by each of the parties hereto.

Section 4.03 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

Section 4.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to the principles of conflicts or choice of laws.

Section 4.05 Expenses. Each party hereto shall bear its own costs and expenses (including any brokers’ or attorneys’ fees) incurred in connection with this Agreement.

Section 4.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

Section 4.07 Remedies; Waiver. To the extent permitted by applicable law, all rights and remedies existing under this Agreement are cumulative to, and are exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party hereto to exercise, or delay in exercising, any right hereunder shall be deemed to be a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise thereof or the exercise of any other right.

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Section 4.08 Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. In the event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof.

Section 4.09 Further Assurances. Each of the parties hereto agrees to use commercially reasonable efforts to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Transactions. Each party hereto shall execute and deliver such further certificates, agreements, and other documents and take such other actions as the other party hereto may reasonably request to consummate or implement the Transactions or evidence such events or matters.

Section 4.10 Headings. The headings of the articles and sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

PURCHASER: ESSETIFIN S.p.A.

By:	/s/ Marino Zigrossi
Name:	Marino Zigrossi
Title:	Managing Director

SELLER: SINAF S.A.

By:	/s/ Giorgio Bianchi
Name:	Giorgio Bianchi
Title:	Director

By:	/s/ Giovanni Manzini
Name:	Giovanni Manzini
Title:	Director

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EXHIBIT D

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of Soligenix, Inc., dated as of November 30, 2017, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ESSETIFIN S.P.A.

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Managing Director

PAOLO CAVAZZA

Dated: November 30, 2017	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

LEADIANT BIOSCIENCES, INC.

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

ENRICO CAVAZZA

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

FRANCESCA CAVAZZA

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

SILVIA CAVAZZA

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

MARTINA CAVAZZA PRETA

Dated: November 30, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

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EXHIBIT F

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Marino Zigrossi and Lorenza Laureti, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of SOLIGENIX, INC. (formerly known as DOR BioPharma, Inc.) held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed nor will serve as director within a company of the Group (namely, employee or director of Essetifin S.p.a., formerly known as Sigma Tau Finanziaria S.p.a., or of a company which is directly or indirectly majority-owned by Essetifin S.p.a.).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 8th day of September, 2017.

LEADIANT BIOSCIENCES, INC.

/s/ Michael Minarich
Name:	Michael Minarich
Title:	CEO

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